Securities and Exchange Commission, Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Zhongchao Inc.

(Name of Issuer)

Class A Ordinary Shares, par value$ 0.0001 per share

(Title of Class of Securities)

G9897X107

(CUSIP Number)

Weiguang Yang

Nanxi Creative Center, Suite 218

841 Yan’An Middle Road

Jing’An District, Shanghai, China 200040

Tel: 021-32205987

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Hunter Taubman Fischer & Li LLC

800 Third Avenue, Suite 2800

New York, NY 10022Attention: Arila Zhou

Telephone: +1 (212) 530-2232

August 3, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP Number: G9897X107

(1)	Name of Reporting Persons: More Healthy Holdings Limited S.S. or I.R.S. Identification Nos. of above persons: N/A
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: British Virgin Islands

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 0
(8) Shared Voting Power: 82,465,725 (1)
(9) Sole Dispositive Power: 0
(10) Shared Dispositive Power: 82,465,725(1)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,465,725 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 80.93% (2)
(14)	Type of Reporting Person (See Instructions): CO

(1)	Represents 5,497,715 Class B Ordinary Shares held by More Healthy Holdings Limited (“More Healthy”), which is 100% owned by Weiguang Yang (“Yang”); accordingly, Yang is deemed to control More Healthy. The Class B Ordinary Shares vote on a one for fifteen basis; accordingly, this Reporting Person is entitled to an aggregate of 82,465,725 votes. The Reporting Person maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(2)	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting based on respective voting power. Accordingly, the percentage is based on the aggregate voting rights under 19,435,423 Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, please see “INFORMATION OF THE COMPANY – History and Development of the Company - Our Corporate History and Structure” on page 33 of the annual report on Form 20-F filed by the Company with the SEC on April 30, 2021, File No. 001-39229) and 5,497,715 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 82,465,725 votes) issued and outstanding as of April 30, 2021.

CUSIP Number: G9897X107

(1)	Name of Reporting Persons: Weiguang Yang (“Yang”) S.S. or I.R.S. Identification Nos. of above persons: ###-##-####
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization: People’s Republic of China

Number of Shares Beneficially Owned By Each Reporting Person With	(7) Sole Voting Power: 82,465,725 (1)
(8) Shared Voting Power: 0
(9) Sole Dispositive Power: 82,465,725 (1)
(10) Shared Dispositive Power: 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 82,465,725 (1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (see Instructions). ☐
(13)	Percent of Class Represented by Amount in Row (11): 80.93% (2)
(14)	Type of Reporting Person (See Instructions): IN

(1)	Represents 5,497,715 Class B Ordinary Shares held by More Healthy, which is 100% owned by Yang. The Class B Ordinary Shares vote on a one for fifteen basis; accordingly, this Reporting Person is entitled to an aggregate of 82,465,725 votes. The Reporting Person maintains the right to convert its Class B Ordinary Shares into Class A Ordinary Shares at any time, in its sole discretion, on a one for one basis; following such conversion, the resulting Class A Ordinary Shares will retain the same one for one voting power as all other Class A Ordinary Shares.

(2)	Represents the voting power with respect to all of our Class A Ordinary Shares and Class B Ordinary Shares, voting based on respective voting power. Accordingly, the percentage is based on the aggregate voting rights under 19,435,423 Class A Ordinary Shares (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital. For more details of the HF Warrant, please see “Prospectus Summary- Our Corporate History and Structure” on “INFORMATION OF THE COMPANY – History and Development of the Company - Our Corporate History and Structure” on page 33 of the annual report on Form 20-F filed by the Company with the SEC on April 30, 2021, File No. 001-39229) and 5,497,715 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 82,465,725 votes) issued and outstanding as of April 30, 2021.

CUSIP Number: G9897X107

Explanatory Note

This amendment No. 1 (the “Amendment”) to the Schedule 13D is filed to amend and supplement the statement on Schedule 13D, initially filed with the Securities and Exchange Commission (the “SEC”) on February 26, 2020 ( the “Schedule 13D”).

This Amendment is being filed on behalf of Healthy Holdings Limited, a company limited by shares incorporated under the laws of British Virgin Islands (“More Healthy”) and Mr. Weiguang Yang (“Yang”), the sole member of More Healthy (collectively the “Reporting Persons”), relating to ordinary shares, par value $0.0001 per share (the “Ordinary Shares”) of Zhongchao Inc., a Cayman Islands exempted company with limited liability whose principal place of business is in Shanghai, China (the “Company” or the “Registrant”). The person having voting, dispositive or investment powers over More Healthy Holdings Limited is Yang.

This Amendment is being filed because the Ordinary Shares beneficially owned by the Reporting Persons has decreased by an amount in excess of one percent of the total number of Ordinary Shares outstanding. Except as otherwise set forth in this Amendment, the information set forth in the Schedule 13D remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. This Amendment should be read together with the Schedule 13D.

Item 1. Security and Issuer.

This statement on the Amendment relates to the Class A Ordinary Shares with a par value of US$0.0001 per share (the “Class A Ordinary Shares”) and the Class B Ordinary Shares with a par value of US$0.0001 per share (the “Class B Ordinary Shares”), of the Company. As of April 30, 2021, the Company has 19,435,423 Class A Ordinary Shares with a par value of US$0.0001 per share (the “Class A Ordinary Shares”) (including 1,350,068 Class A Ordinary Shares to be issued upon exercise of the HF Warrant the Company issued to HF Capital) and 5,497,715 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 82,465,725 votes) issued and outstanding.

The Company’s principal offices are located at Nanxi Creative Center, Suite 218, 841 Yan’An Middle Road, Jing’An District, Shanghai, China, 200040.

Item 2. Identity and Background.

Item 2 of the Schedule 13D is amended and supplemented as follows:

(a)	The names of the persons filing this Statement (the “Reporting Persons”) are:

i.	Yang; and

ii.	More Healthy.

Yang owns 5,497,715 Class B Ordinary Shares held by More Healthy, which is 100% owned by Yang.

More Healthy directly owns 5,497,715 Class B Ordinary Shares of the Company. Yang owns 100% equity interest in More Healthy and Yang is therefore deemed the beneficial owner of such shares.

(b)	The principal business address of Yang is c/o Zhongchao Inc., c/o Nanxi Creative Center, Suite 218, 841 Yan’An Middle Road, Jing’An District, Shanghai, China.

The principal office address for More Healthy is Craigmuir Chambers, Road Town, Tortola, VG 1110, British Virgin Islands.

(c)	The principal business of Yang is the Chief Executive Officer of the Company and Chairman of the Company’s Board of Directors.

The principal business of More Healthy is to act as investment holding company.

(d)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, none of the Reporting Persons or to the knowledge of the Reporting Persons, the persons identified in this Item 2, have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was the subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal and state securities laws of findings any violation with respect to such laws.

(f)	Citizenship of Yang: People’s Republic of China

More Healthy is a company incorporated in the British Virgin Islands.

CUSIP Number: G9897X107

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended and supplemented as follows:

More Healthy is a company formed under the laws of the British Virgin Islands. Its principal business is managing Yang’s personal assets and investments. More Healthy is also one of the original shareholders in the Company. The Board of Directors of the Company approved the sale and issuance of 5,497,715 Class B Ordinary Shares to More Healthy, among other investors, on August 14, 2019.

Running Puma Holdings Limited (“Running Puma”), Unique Value Holdings Limited (“Unique Value”), and Enchanted Butterfly Holdings Limited (“Enchanted Butterfly”) are companies formed under the laws of the British Virgin Island with their principal business managing Yang’s personal assets and investments. The sole member of each Running Puma, Unique Value, and Enchanted Butterfly respectively transferred their shares of the corresponding entity to More Healthy on August 1, 2019. As a result, Running Puma, Unique Value, and Enchanted Butterfly are indirectly wholly owned by Yang through More Healthy. Running Puma, Unique Value, and Enchanted Butterfly were the original shareholders in the Company for 1,047,606, 1,036,806 and 2,118,973 Class A Ordinary Shares, respectively until August 3, 2020 when these shares were gifted to Rapid Expansion Holdings Limited, a British Virgin Islands company (“Rapid Expansion”), in recognition of Yang’s sister, Mrs. Lirong Yang being the sole member of Rapid Expansion.

Please see the Schedule 13D, with respect to the previous beneficial ownership of the Ordinary Shares of the Company by the Reporting Persons directly or indirectly through Running Puma, Unique Value, and Enchanted Butterfly.

As a result, the Reporting Persons currently own 5,497,715 Class B Ordinary Shares, entitled to an aggregate of 82,465,725 votes.

For more detail see Item 5.

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

The shares owned by Yang and More Healthy were acquired for investment purposes. Yang and/or More Healthy may make further acquisitions of Ordinary Shares from time to time and, subject to certain restrictions, may dispose of any or all of the Ordinary Shares held by Yang and/or More Healthy at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, such shares are subject to certain lock-up restrictions as further described in Item 6 below.

On August 3, 2020, Yang gave for an aggregate of 4,203,385 Class A Ordinary Shares originally owned through Running Puma, Unique Value, and Enchanted Butterfly as a gift to Rapid Expansion, in recognition of Yang’s sister, Mrs. Lirong Yang being the sole member of Rapid Expansion,

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

a.	The aggregate number and percentage of the Company’s Ordinary Shares to which this Amendment relates is 5,497,715 Class B Ordinary Shares, constituting approximately 80.93% of the Company’s outstanding votes based on 19,435,423 Class A Ordinary Shares and 5,497,715 Class B Ordinary Shares (such Class B Ordinary Shares are entitled to 82,465,725 votes) issued and outstanding as of April 30, 2021.

b.	The beneficial ownership of each of the Reporting Persons is:

i.	Yang: 82,465,725 (80.93%), though his control over More Healthy; and

ii.	More Healthy: 82,465,725 (80.93%), upon its beneficial ownership of 5,497,715 Class B Ordinary Shares.

c.	Yang is deemed to have sole voting power, to vote or direct the vote of and to dispose or direct the disposition of the 82,465,725 votes reported herein through More Healthy.

More Healthy hold 82,465,725 votes reported herein, but as the sole equity owner of More Healthy, Yang is deemed to control and/or have disposition rights and voting rights over such votes.

d.	There have been no other transactions in the Class A Ordinary Shares or Class B Ordinary Shares effected by the Reporting Persons during the past 60 days.

e.	No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported as being beneficially owned (or which may be deemed to be beneficially owned) by the Reporting Persons.

CUSIP Number: G9897X107

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented as follows:

The following descriptions are qualified in their entirety by the agreements and instruments included as exhibits to this Schedule.

Joint Filing Agreement

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule and any Schedules hereto. A copy of such agreement is attached as Exhibit 99.1 and is incorporated by reference herein.

Lock-Up Agreement

The Reporting Persons are also subject to a lock-up agreement. In connection with the Company’s initial public offering of its Ordinary Shares, the Reporting Persons signed lock-up agreements which, subject to certain exceptions, prevent them from selling or otherwise disposing of any of our shares, or any securities convertible into or exercisable or exchangeable for shares for a period of not less than 180 days from the date on which the trading of the Ordinary Shares on the NASDAQ Stock Exchange commenced, without the prior written consent of the underwriters (the “Lock-Up Agreement”). A copy of the form of such agreement is attached as Exhibit 99.2 and is incorporated by reference herein. The summary of the Lock-Up Agreement contained herein is qualified in its entirety by reference to the full text of such agreement, the form of which was filed by the Company as Exhibit 4.2 to the Form 6-K filed on February 26, 2020 (and is incorporated by reference herein as Exhibit 99.2).

Gift Deed

The information set forth in Item 3 with regards to a gift deed on August 3, 2020 is hereby incorporated by reference into this Item 6 hereunder, as applicable. A copy of such gift deed is attached as Exhibit 99.3 and is incorporated by reference herein.

To the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships among the persons named in Item 2 with respect to any securities of the Company, except as described herein.

CUSIP Number: G9897X107

Item 7. Material to Be Filed as Exhibits.

Exhibit 99.1*	Joint Filing Agreement, dated May 21, 2021.

Exhibit 99.2	Form of Lock Up Agreement (incorporated by reference to Exhibit 4.2 to the Current Report on Form 6-K filed by the Company with the SEC on February 26, 2020.)

Exhibit 99.3*	Gift Deed, dated August 3, 2020

*	filed herewith

CUSIP Number: G9897X107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 21, 2021

Weiguang Yang

By:	/s/ Weiguang Yang

More Healthy Holding Ltd.

By:	/s/ Weiguang Yang
Name: Weiguang Yang
Title: Sole Shareholder

*	The Reporting Persons disclaim beneficial ownership of the Ordinary Shares except to the extent of their pecuniary interest therein.